FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
        Registrant

Dated: June 29, 2005           By: /s/David Patterson/s/, CEO

Terra Nova Gold Corp.

Quarterly Financial Statements
For The Nine Months Ended April 30, 2005
(Unaudited)

Notice to Reader

The accompanying unaudited financial statements of Terra Nova Gold Corp. (“the Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim financial statements as at and for the nine months ended April 30, 2005.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Balance Sheets
(Canadian Dollars)
(Unaudited)

	April 30,	July 31,
	2005	2004
ASSETS

Current assets
Cash and cash equivalents	$ 19,135	$ 337,120
Short term investments	518,944	1,780,981
Amounts receivable	9,432	12,221
Advances for exploration	127,999	129,792
Prepaid expenses	7,605	8,631

	683,115	2,268,745

Property, plant and equipment	18,308	18,961

Mineral properties (note 3)	30,806	270,082

	$ 732,229	$ 2,557,788

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 3,407	$ 38,247

Shareholders' equity
Share capital (note 4)	14,832,478	14,874,442
Stock options (note 5)	308,395	273,278
Deficit	(14,412,051)	(12,628,179)

	728,822	2,519,541

	$ 732,229	$ 2,557,788

Approved by the Directors:

"Harvey Keats"

"David Patterson"

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Operations
(Canadian Dollars)
(Unaudited)

		Three months ended April 30,		Nine months ended April 30,
	2005	2004	2005	2004

Expenses
Accounting and auditing fees	$ 1,900	$ 5,031	$ 1,900	$ 5,031
Administration fees	23,000	21,000	71,000	63,000
Amortization	1,754	2,222	4,563	5,448
Consulting fees	-	6,667	-	6,667
Directors fees	6,000	-	18,000	-
Exploration expenditures (schedule 1)	408,940	2,911	1,118,621	114,075
Filing and transfer agent fees	3,965	11,693	11,848	28,233
Legal fees	-	13,388	8,239	17,138
Management fees	39,224	34,800	106,942	87,067
Office and miscellaneous	5,859	5,527	57,374	28,859
Promotion	18,180	25,003	76,164	30,233
Rent	7,500	3,000	22,500	9,000
Stock-based compensation (note 5)	-	149,867	35,117	149,867
Telephone and communications	1,423	2,672	10,514	6,190
Travel	11,935	8,486	35,678	19,457
Less: interest income	(4,258)	(7,928)	(15,164)	(25,869)

Loss before other items and income taxes	(525,422)	(284,339)	(1,563,296)	(544,396)

Other items
Write-off of mineral properties (note 3)	(17,440)	-	(262,540)	-
Loss on disposal of property,
plant and equipment	-	(7,385)	-	(7,385)

Loss before income taxes	(542,862)	(291,724)	(1,825,836)	(551,781)

Income tax recovery	-	-	41,964	-

Loss for the period	$ (542,862)	$ (291,724)	$ (1,783,872)	$ (551,781)

Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (0.08)	$ (0.03)

Weighted average number of
shares outstanding	23,508,050	20,259,881	23,508,050	18,252,854

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Deficit
(Canadian Dollars)
(Unaudited)

		Nine months ended April 30,
	2005	2004

Deficit, beginning of period	$ (12,628,179)	$ (11,659,263)

Loss for the period	(1,783,872)	(551,781)

Deficit, end of period	$ (14,412,051)	$ (12,211,044)

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Cash Flows
(Canadian Dollars)
(Unaudited)

		Three months ended April 30,		Nine months ended April 30,
Cash provided by (used for):	2005	2004	2005	2004

Operating activities
Loss for the period	$ (542,862)	$ (291,724)	$ (1,783,872)	$ (551,781)
Items not involving cash:
Amortization	1,754	2,222	4,563	5,448
Stock-based compensation	-	149,867	35,117	149,867
Write-off of mineral properties	17,440	-	262,540	-
Loss on disposal of property,
plant and equipment	-	7,385	-	7,385
Income tax recovery	-	-	(41,964)	-
Accrued interest income	(4,207)	-	(11,844)	-
Changes in non-cash operating
working capital items:
Amounts receivable	614	5,588	2,789	8,013
Advances for exploration	141,256	-	1,793	4,010
Prepaid expenses	4,479	(41,856)	1,026	(42,178)
Accounts payable and accrued liabilities	(23,432)	12,647	(34,840)	(34,632)

	(404,958)	(155,871)	(1,564,692)	(453,868)

Financing activities
Loans payable	-	-	-	(8,300)
Subscription proceeds received	-	624,575	-	624,575
Common shares issued for cash	-	18,500	-	2,105,230

	-	643,075	-	2,721,505

Investing activities
Purchase of short term investments	-		(750,000)	-
Redemption of short term investments	393,288	-	2,023,881	-
Expenditures on mineral properties	(496)	-	(23,264)	(50,000)
Purchases of property, plant and equipment	(1,195)	(12,980)	(3,910)	(16,762)

	391,597	(12,980)	1,246,707	(66,762)

Increase (decrease) in cash	(13,361)	474,224	(317,985)	2,200,875

Cash and cash equivalents,
beginning of period	32,496	1,770,152	337,120	43,501

Cash and cash equivalents, end of period	$ 19,135	$ 2,244,376	$ 19,135	$ 2,244,376

Non-cash investing activity
Shares issued for acquisition
of mineral properties	$ -	$ 75,000	$ -	$ 75,000

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Notes to the Financial Statements
April 30, 2005
(Canadian Dollars)
(Unaudited)

1. Nature of Operations and Basis of Presentation

The Company is a public company incorporated under the Company Act, British Columbia, Canada. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is exploration of mineral properties. As of the date of this report, the Company has not determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property and future profitable production from the property or proceeds from disposition.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine month period ended April 30, 2005 are not necessarily indicative of the results that may be expected for the year ended July 31, 2005. The balance sheet at July 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2. Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended July 31, 2004. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended July 31, 2004.

3. Mineral Properties

	Cape	South	San
Cumulative Acquisition Costs	Ray	Quinn	Diego	Total

Balance at July 31, 2004	$ 245,100	$ 17,440	$ 7,542	$ 270,082
Claim staking	-	-	12,311	12,311
Option payments	-	-	10,953	10,953
Write-off deferred costs	(245,100)	(17,440)	-	(262,540)

Balance at April 30, 2005	$ -	$ -	$ 30,806	$ 30,806

Cumulative Exploration Costs

Balance at July 31, 2004	$ 377,639	$ 46,343	$ 97,447	$ 521,429
Exploration expenditures (net of
government grants)	321,718	-	796,903	1,118,621

Balance at April 30, 2005	$ 699,357	$ 46,343	$ 894,350	$ 1,640,050

Cape Ray

In January 2005, the Company announced that it would not be pursuing the option to acquire the Cape Ray Gold Project, located in southwest Newfoundland. As a result, the Company has written off all deferred costs of the project as at January 31, 2005.

3. Mineral Properties

South Quinn

Pursuant to the option and joint venture agreement dated May 12, 2003 with Bayswater Ventures Corp. (“Bayswater”), Bayswater was entitled to earn a 95% interest in the South Quinn Lake Property through direct or indirect assumption of all of the Company’s remaining obligations to South Coast Ventures Inc. (“South Coast”) pursuant to the May 24, 2002 option agreement. In particular, Bayswater was to have paid South Coast $30,000 on or before May 23, 2005; pay the Company the market price equivalent of 100,000 common shares of the Company that were to be delivered to South Coast on or before May 23, 2005; and incur $344,029 of work expenditures on the property on or before May 23, 2005. Bayswater has not made the payments or incurred the expenditures under the option and joint venture agreement. As of the date of this report, the Company has not received notice from South Coast of the expiry of the option, and consequently, the Company has not provided notice to Bayswater of the expiry of the option.

The Company does not intend expending any further funds on the South Quinn Lake Property, and has therefore written off the deferred costs of $17,440 as at April 30, 2005.

4. Share Capital

	Number	Amount

Balance at July 31, 2004	23,508,050	$ 14,874,442
Future income tax for renunciation of Canadian
Exploration Expenses pursuant to flow-through shares	-	(41,964)

Balance at April 30, 2005	23,508,050	$ 14,832,478

5. Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the three months ended October 31, 2004, the Company extended the expiry date of 425,000 stock options with a compensation cost of $35,117. The Company calculated the compensation cost by using the Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 2.85%, a dividend yield of nil, a weighted average stock price volatility of 90.05% and expected lives of the stock options of two years. One third of the options vest immediately, one third vest 12 months after the grant date and one third vest 24 months after the grant date.

6. Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to/from related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the nine months ended April 30:

	2005	2004

Directors fees	$ 18,000	$ -
Management fees	$ 106,942	$ 87,067
Rent	$ 22,500	$ -
Exploration expenditures (technical services)	$ 58,275	$ -

7. Segmented Information

Industry Information

The Company currently operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

Geographic Information

The Company operates in two reportable geographic segments, being Canada and Mexico. Revenue from operations was derived from interest income in Canada.

The Company’s assets in geographic locations are as follows:

	April 30,	July 31,
	2005	2004

Canada	$ 573,424	$ 2,430,454
Mexico	158,805	127,334

	$ 732,229	$ 2,557,788

TERRA NOVA GOLD CORP.
(An exploration stage company)
Exploration Expenditures				Schedule 1
(Canadian Dollars)
(Unaudited)

		Three months ended April 30,		Nine months ended April 30,
	2005	2004	2005	2004

Cape Ray Property, Canada
Drilling	$ -	$ -	$ 287,134	$ 199,394
Geochemistry	-	-	13,745	2,208
Geology	1,750	2,911	4,900	2,911
Geophysics	-	-	-	24,797
Government grants	-	-	-	(115,735)
Technical services	1,650	-	15,939	-

	3,400	2,911	321,718	113,575

South Quinn Lake Property, Canada
Geology	-	-	-	500

San Diego Property, Mexico
Drilling	278,144	-	333,496	-
Geochemistry	-	-	86,674	-
Geology	29,222	-	96,850	-
Geophysics	39,473	-	155,577	-
Other	34,491	-	70,885	-
Property Maintenance	-	-	11,085	-
Technical Services	24,210	-	42,336	-

	405,540	-	796,903	-

	$ 408,940	$ 2,911	$ 1,118,621	$ 114,075

TERRA NOVA GOLD CORP.
Management’s Discussion and Analysis
Nine Months Ended April 30, 2005

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Terra Nova Gold Corp. (“the Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended April 30, 2005 and related notes thereto. The financial information in this MD&A is derived from the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is June 29, 2005.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties with potential for gold and copper deposits. The Company has one project being the San Diego project in Michoacan, Mexico. The Company is a reporting issuer in British Columbia and Alberta and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols TGC and GLT respectively.

Risks and Uncertainties

The Company’s principal activity of mineral exploration is considered to be very high risk. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic, with some of the most significant risks being:

1.	Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small;

2.	The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them;

3.
Although the Company has taken steps to verify title to the mineral properties it has an interest in or is earning into, there is no guarantee that the property will not be subject to title disputes or undetected defects; and

4.
The Company is subject to the laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

Exploration Projects

San Diego Property, Mexico

The San Diego Project is a previously undrilled, porphyry copper project in Michoacan State, Mexico. The 82 square kilometre project has an excellent well defined target and potential to develop additional adjacent targets. Terra Nova is earning a 50% interest in the San Diego Project from Noranda Exploration Mexico, S.A. de C.V., by incurring a total of CDN $15,000,000 on exploration and related work on or before May 31, 2009.

The San Diego Property is located 200 kilometres west-southwest of Mexico City and 70 kilometres south of Morelia, the state capital of Michoacan and is within the major structural trend that hosts the world class porphyry copper deposits in the southwest United States and Mexico. In Mexico, the porphyry copper related occurrences are concentrated in the states of Sonora-Sinaloa, and Michoacan-Guerrero (Sierra Madre de Sur) and are associated with Laramide aged intrusives.
Attention was initially drawn to the San Diego project area as a result of a regional silt sampling program conducted by the Mexican government's Consejo de Recursos Minerales in 1998. The area had received little exploration attention in the past, as access was restricted to horseback or mule, until the government constructed a 26 kilometre truck road into the area in 2001. In January 2003, Noranda constructed a 9 kilometre long bulldozer trail that leads to the center of the porphyry mineralization.

Work conducted by Noranda from 2002 through 2003, including a detailed silt sampling survey and a soil sampling survey, has defined an extensive copper silt and soil anomaly and strong hydrothermal alteration associated with a Laramide aged porphyry.

In 2004 the soil geochemical grid was extended to the northeast, southwest and southeast in the area of the main geochemical anomaly. The main copper and molybdenum geochemical anomaly has been closed off and is totally surrounded by a well defined zinc halo. The copper anomaly (greater than 100 ppm with spot highs greater than 2000 ppm and as high as 3340 ppm) is 3.5 kilometres by 2.0 kilometres. The coincident molybdenum anomaly (greater than 10 ppm with spot highs greater than 200 ppm) is slightly smaller than the copper anomaly.

The gold geochemical anomaly has not been closed off, especially to the southwest, and the higher gold values are not coincident with the higher copper and molybdenum values. The anomaly has gold values greater than 10 ppb with spot highs greater than 200 ppb, greater than 400 ppb and as high as 600 ppb. It is unknown how the gold anomaly is related to the porphyry copper system.

A more subtle copper geochemical anomaly, (greater than 100 ppm) with related molybdenum and gold values, is located approximately 4.5 kilometres northwest of the main geochemical anomaly. Geological mapping and prospecting is required to determine its significance. Multiple mineralized systems are common in many major porphyry copper systems.

An airborne magnetic survey completed in 2004 appears to have outlined the intrusive complex which hosts the porphyry copper system outlined on surface by hydrothermal alteration and by copper, molybdenum and gold geochemical anomalies. The interpreted intrusive complex is substantially larger than the porphyry copper system outlined on surface.

2005 Program

Terra Nova is currently funding a CDN$1,000,000 work program to test the mineralized and altered porphyry system, to determine the extent and grade of the primary mineralized porphyry and the degree and grade of secondary enrichment.

A 3,000 metre diamond drill program began in mid-January. Noranda Exploration Mexico, S.A. de C.V. is the project operator.

The assay results from the first four NQ holes drilled at the San Diego Project in Michoacan, Mexico were released on June 6, 2005. All samples were assayed for copper, molybdenum, gold and zinc. There are no grades of economic significance in the four holes. Molybdenum grades in two of the holes would be of interest as a by-product credit in an economic porphyry copper deposit, but not on their own.

A total of nine holes are planned in this program to test different parts of the porphyry system.

The main porphyry phase encountered in the four holes is a granodiorite porphyry which has been systematically intruded by a quartz diorite porphyry. Both of these phases have been intruded by a series of younger diorite or diabase dikes. The alteration phase is principally potassic with significant secondary biotite and locally, quartz veinlets. Three holes also intersected several intervals of schist and gneiss that host the intrusive rocks. Mineralization occurs mostly as pyrite and trace amounts of chalcopyrite and molybdenite over large areas. Secondary chalcocite was intersected over 21.0 metres (31.7 metres - 56.7 metres) in SD-05-01 but there is no significant supergene enrichment.

Cape Ray Property, Newfoundland

In August 2002, the Company entered into an option agreement with South Coast Ventures Inc. to acquire a 100% interest in the Cape Ray Property, located in southwest Newfoundland.

After evaluating the exploration results to date on the Cape Ray Project, Management decided in January 2005 to not pursue the exercise of the option on the property.

The Cape Ray Gold Property consisted of 46 claims, with four known deposits related to the Cape Ray Fault Zone. The Property had three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Since entering into the option agreement to acquire the Cape Ray Property, the Company carried out four exploration programs: 1) the Fall 2002 program; 2) the Spring 2003 program; 3) the Fall 2003 program, and 4) the Fall 2004 program.

Fall 2004 Program - Cape Ray

The 2004 program was designed to establish the continuity and grade between existing intersections of known mineralization at the 04 deposit, to test for extensions of known mineralization at the 04 deposit, and to test for additional mineralization between the 04 and 41 deposits.

2,914 metres of NQ diamond drilling were completed in the 2004 program, consisting of eleven diamond drill holes. A summary of the Fall 2004 program was provided in the company’s September 30, 2004 and November 1, 2004 news releases.

South Quinn Lake Property, Newfoundland

The Company has an option to acquire a 100% interest in the South Quinn Lake Property, which is comprised of 12 mineral claims located in central Newfoundland.

On May 12, 2003 the Company announced that it had entered into an option and joint venture agreement with Bayswater Ventures Corp. (“Bayswater”) whereby the Company has agreed to grant Bayswater an option to acquire 95% of the Company’s interest in the South Quinn Lake Property. Bayswater carried out a 5 hole (376 metre) diamond drill program in July 2004, to test moderate to strong induced polarization anomalies coincident with anomalous gold soil geochemical values and mineralized quartz-arsenopyrite boulders. Assay results from the drilling were insignificant.

Pursuant to the option and joint venture agreement dated May 12, 2003 with Bayswater Ventures Corp. (“Bayswater”), Bayswater was entitled to earn a 95% interest in the South Quinn Lake Property through direct or indirect assumption of all of the Company’s remaining obligations to South Coast Ventures Inc. (“South Coast”) pursuant to the May 24, 2002 option agreement. In particular, Bayswater was to have paid South Coast $30,000 on or before May 23, 2005; pay the Company the market price equivalent of 100,000 common shares of the Company that were to be delivered to South Coast on or before May 23, 2005; and incur $344,029 of work expenditures on the property on or before May 23, 2005. Bayswater has not made the payments or incurred the expenditures required under the option and joint venture agreement. As of the date of this report, the Company has not received notice from South Coast of the expiry of the option, and consequently the Company has not provided notice to Bayswater of the expiry of the option.

The Company does not intend on expending any further funds on the South Quinn Lake Property, and has therefore written off the deferred costs of $17,440 as at April 30, 2005.

Results of Operations

The Company incurred a loss of $1,783,872 (2004 - $551,781) and a loss per share of $0.08 (2004 - $0.03) for the nine months ended April 30, 2005. The Company’s 2005 loss has increased significantly due to active exploration being carried out on two projects during the nine months ended April 30, 2005 which in turn has caused the Company to incur greater general and administrative costs.

The Company completed its Fall 2004 drilling program on the Cape Ray property and continued to incur preliminary exploration costs on its San Diego property during the nine months ended April 30, 2005. The exploration amounts are higher in 2005 because the company did not have the San Diego project in fiscal 2004 and the Cape Ray Fall 2004 drilling program was more in depth compared to the Cape Ray Fall 2003 program.

The Company has also written off deferred property acquisition costs of $262,540 ($245,100 - Cape Ray; $17,440 - South Quinn) during the nine months ended April 30, 2005 ($nil - 2004).

Stock-based compensation amounted to $35,117 (2004 - $nil) as a result of the expiry date of 425,000 stock options being extended. The Company did not grant any new stock options during the nine months ended April 30, 2005.

Management fees increased from $87,067 to $165,217, as the Company’s business and projects required more management time for the nine months ended April 30, 2005. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company.

Promotion has increased significantly in 2005 compared to 2004. During the nine months ended April 30, 2005, the Company paid $17,500 to Institutional Market Communications Inc. for European public relations. The Company has also engaged the services of Doyle Investments Inc. to provide North American public relations for an initial term of 12 months starting July 2004 at a cost of $3,500 per month. The Company attended investment conferences in Toronto in October 2004, Vancouver in January 2005, Calgary in April 2005, and designed and printed promotional material.

The primary reason for the higher office and miscellaneous expenditures during 2005 is the purchase of $23,500 of directors and officers liability insurance.

The Company paid an arms-length private company $71,000 (2004 - $63,000) for accounting, secretarial and general administrative services and paid the same company $nil (2004 - $9,000) for rent.

During the three months ended January 31, 2005, the Company renounced $117,875 of Canadian exploration expenditures in favour of flow-through share subscribers pursuant to a private placement completed in fiscal 2004. The Company recorded the future income tax liability of $41,964 and corresponding charge to share capital and simultaneously recorded the future income tax recovery of the same amount representing previously unrecognized future income tax assets that were used to offset the future income tax liability.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position decreased by $1,550,790 during the nine months ended April 30, 2005. The primary reasons for the decrease in working capital are the $1,118,621 spent on exploration of the Cape Ray and San Diego Projects and approximately $430,000 of general and administrative expenditures.

The Company did not generate any cash flow from the issuance of common shares during the nine month period but did redeem a net $1,273,881 of short term investments in order to fund its exploration activities and general and administrative expenditures.

The Company does not generate sufficient cash flow from operations to fund its exploration activities, acquisitions and administration costs. The Company is reliant on equity financing to provide the necessary cash to continue its operations. There can be no assurance that equity financings will be available to the Company in the future that will be obtained on terms satisfactory to the Company.

The Company has not entered into any off-balance sheet arrangements.

Selected Quarterly Information

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter Ended	30-Apr-05	31-Jan-05	31-Oct-04	31-Jul-04	30-Apr-04	31-Jan-04	31-Oct-03	31-Jul-03

Interest income	$ 4,258	$ 5,668	$ 5,238	$ 7,674	$ 7,928	$ 10,137	$ 7,804	$ 374

Net loss	$ 542,862	$ 674,619	$ 608,355	$ 417,135	$ 291,724	$ 32,613	$ 227,444	$ 173,195

Basic and diluted
loss per share	$ (0.02)	$ (0.03)	$ (0.03)	$ (0.02)	$ (0.01)	$ -	$ (0.02)	$ (0.02)
The Company’s quarterly loss has generally increased every quarter over the last eight quarters because the Company has been spending more on exploration during this time. Interest income rose sharply in the October 2003 quarter as the Company completed a $2,159,406 financing and the cash on hand was invested in interest bearing investments.

Related Party Transactions

The Company’s transactions with related parties are disclosed in note 5 of the financial statements. In particular, the Company paid $70,383 (2004 - $20,000) to the CEO, $80,633 (2004 - $27,067) to the President for management and technical services and $14,200 (2004 - $40,000) to the exploration manager for technical services.

Outstanding Share Data

As at June 29, 2005, the Company had the following securities issued and outstanding:

	Number	Exercise Price	Expiry Date

Common shares issued and outstanding	23,508,050	n/a	n/a

Warrants	4,018,070	$0.35 to $0.45	Sep 8/05 to May 10/06

Stock options	3,735,000	$0.35 to $0.40	Mar 4/06 to Aug 21/06

Fully Diluted	31,261,120

Directors and Officers

David Patterson Director and CEO
Harvey Keats Director and President
Kerry Sparkes Director
Rex Gibbons Director
Laurie Sadler Director
Shirley Mooney Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended July 31, 2004 and 2003 and the Company’s Information Circular dated November 8, 2004. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.terranovagold.com.